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SEC FILE NUMBER 001-13927

CUSIP NUMBER 125965103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
Commission File Number: 001-13927
NOTIFICATION OF LATE FILING
(Check One):       ☑ Form 10-K      ☐ Form 20-F       ☐ Form 11-K       ☐ Form 10-Q       ☐ Form 10-D       ☐ Form N-SAR
For Period Ended: February 3, 2008
  ☐ Transition Report on Form 10-K
  ☐ Transition Report on Form 20-F
  ☐ Transition Report on Form 11-K
  ☐ Transition Report on Form 10-Q
  ☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:
PART I — REGISTRANT INFORMATION
CSK Auto Corporation

Full Name of Registrant

Former Name if Applicable
645 E. Missouri Ave. Suite 400

Address of Principal Executive Office (Street and Number)
Phoenix, Arizona 85012

City, State and Zip Code
PART II — RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or
Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
CSK Auto Corporation (the “Company”) was not able to timely file its Annual Report on Form 10-K (the “2007 10-K”) for the fiscal year ended February 3, 2008 (“fiscal 2007”) by April 3, 2008, the prescribed due date, because of recent developments related to the matter discussed below that the Company is in the process of addressing and which have diverted necessary resources from the completion of the 2007 10-K.
In January 2008, the Company’s Board of Directors engaged JPMorgan to assist it in developing and evaluating strategic alternatives to preserve and maximize shareholder value. As part of that process, more than twenty parties, including companies in the automotive parts industry and financial investors, as well as parties seeking to enter control and non-control transactions with the Company, were granted access to non-public information about the Company. This strategic review process resulted in the execution of an Agreement and Plan of Merger with O’Reilly Automotive, Inc. on April 1, 2008 (the “Merger Agreement”). This strategic review process and subsequent negotiation of the Merger Agreement have diverted necessary resources from the completion of our consolidated financial statements and the 2007 10-K.
The Company intends to file the 2007 10-K as promptly as practicable, and expects that such filing will be made by the April 18, 2008 extended deadline.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Randi Val Morrison	602	631-7139

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For fiscal 2007, we expect to report net sales of $1,851.6 million, representing a decrease of 2.9% in total net sales compared to net sales of $1,907.8 million reported for fiscal year ended February 4, 2007 (“fiscal 2006”). We expect to report that same store sales for fiscal 2007 decreased 2.7% compared to fiscal 2006, consisting of a decrease of 4.4% in retail sales and an increase of 5.8% in commercial sales. The decrease in net sales was primarily due to one additional week of sales in the 2006 fiscal year, which resulted in additional net sales of approximately $34.3 million.
We expect gross profit for fiscal 2007 to decrease 3.2%, or $29.1 million, compared to fiscal 2006. We expect gross profit to be $867.0 million, or 46.8% of net sales, for fiscal 2007, as compared to $896.1 million, or 47.0% of net sales, for fiscal 2006. The decrease in gross profit dollars was primarily the result of the decline in sales and lower vendor allowances, partially offset by a reduction in shrink expense in fiscal 2007. The decrease in the gross profit percentage for fiscal 2007 as compared to fiscal 2006 was caused by a number of factors, including sales mix and a higher level of clearance activity in fiscal 2007 compared to fiscal 2006, higher warehousing and distribution costs, higher warranty costs, and an increase in commercial sales, which carry lower gross profit percentages. These factors were partially offset by an increase in the aforementioned reduction in shrink expense in fiscal 2007 as compared to fiscal 2006.
Our operating profit and net income for fiscal 2006 were $80.4 million and $6.3 million, respectively. Although we have not finalized our financial statements for fiscal 2007, we expect to report a decline in operating profit relative to fiscal 2006 and a net loss for fiscal 2007. The decrease in operating profit for fiscal 2007 was primarily attributable to the decrease in gross profit discussed above and an increase in operating and administrative expenses based on a full year of operating costs from the 55 net new stores added in fiscal 2006, operating costs from 17 net new stores added in fiscal 2007 and increases in certain other costs. Operating and administrative cost increases in fiscal 2007 were partially offset by higher costs in fiscal 2006 due to the 53rd week included in fiscal 2006, as well as a decrease in bonuses in fiscal 2007.
Interest expense is expected to be $54.2 million for fiscal 2007, compared to $48.8 million reported for fiscal 2006, as our amendments to our term loan facility in fiscal 2007 and refinancing activities in fiscal 2006 increased our interest rates. In fiscal 2006, we recorded a $19.5 million loss on debt retirement. We do not expect to report a loss on debt retirement in fiscal 2007.
With respect to management’s assessment of the effectiveness of internal control over financial reporting as of February 3, 2008, the Company expects to report that it has remediated certain of the material weaknesses identified in its Annual Report on Form 10-K for fiscal 2006 (the “2006 10-K”). The Company has determined that certain material weaknesses continue to exist and, as a result, management has concluded that the Company did not maintain effective internal control over financial reporting as of February 3, 2008.
Certain statements contained in this Form 12b-25 are forward-looking statements and are usually identified by words such as “may,”

“will,” “expect,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “should” or other similar expressions. We intend forward-looking statements to be covered by the safe harbor provisions for forward- looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect current views about our plans, strategies and prospects and speak only as of the date of this Form 12b-25.
We believe that it is important to communicate our future expectations to our investors. However, forward-looking statements are subject to risks, uncertainties and assumptions often beyond our control, including, but not limited to, competitive pressures, the overall condition of the national and regional economies, factors affecting import of products, factors impacting consumer spending and driving habits such as high gas prices, war and terrorism, natural disasters and/or extended periods of inclement weather, consumer debt levels and inflation, demand for our products, integration and management of any past and future acquisitions, conditions affecting new store development, relationships with vendors, risks related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX” and such Section, “SOX 404”) and litigation and regulatory matters. Actual results may differ materially from anticipated results described in these forward-looking statements. For more information related to these and other risks, please refer to the Risk Factors section in the 2006 10-K. In addition to causing our actual results to differ, the factors listed and referred to above may cause our intentions to change from those statements of intention set forth in this Form 12b-25. Such changes in our intentions may cause our results to differ. We may change our intentions at any time and without notice based upon changes in such factors, our assumptions or otherwise.
Except as required by applicable law, we do not intend and undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, you should not place undue reliance upon forward-looking statements and should carefully consider these risks and uncertainties, together with the other risks described from time to time in our other reports and documents filed with the SEC.
CSK Auto Corporation
(Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 4, 2008	By:	/s/ James D. Constantine
James D. Constantine
Executive Vice President of Finance and Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).